
June 15, 2023

Xuefeng Chen
Chief Executive Officer
FARADAY FUTURE INTELLIGENT ELECTRIC INC.
18455 S. Figueroa Street
Gardena, CA 90248

> **Re: FARADAY FUTURE INTELLIGENT ELECTRIC INC.**
> **Registration Statement on Form S-3**
> **Filed on June 2, 2023**
> **File No. 333-272354**

Dear Xuefeng Chen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed June 2, 2023

General

1. Generally, securities issued in a private transaction may not be registered for resale until after the private placement is completed. In this regard, we note that your private placement investors in your Unsecured SPA do not appear to be irrevocably bound to purchase the securities because there are conditions to closing that are within the control of the investors. Refer to the last sentence of the first paragraph on page 7. Please provide your analysis regarding how registration is appropriate given this provision. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Bradley Ecker at (202) 551-4985 or Geoffrey Kruczek at (202) 551-3641 with any questions.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Manufacturing

cc: Michael Heinz